FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
British Airways Partnership Ending
The pending merger between America West and US Airways will bring an unprecedented level of new benefits to our FlightFund members. One unfortunate consequence of the merger, however, is that America West must discontinue the partnership with one of our most valued partners — British Airways. America West and British Airways have enjoyed a wonderful relationship for more than 10 years, carrying thousands of passengers across each other’s systems to exotic locations worldwide. America West is very grateful for BA’s loyalty and support. As difficult as it may be to go our separate ways, both airlines are committed to making the transition easy for our customers. Benefits will end per the dates outlined below:
Codeshare
•	Schedule changes will load September 5, 2005

•	After September 5, 2005 passengers will no longer be able to book codeshare flights for travel after October 29, 2005. Passengers can continue to book and travel on America West codeshare flights for travel prior to October 29.

•	The last codeshare flight operated by America West for British Airways will be on October 29, 2005.
Frequent Flyer Accrual
•	The last day for frequent-flyer members of one carrier to earn miles on the other carrier will be December 31, 2005.
Frequent Flyer Redemption
•	Requests for America West award reservations on British Airways must be received by February 15, 2006

•	The last day to confirm and ticket award reservations will be March 1, 2006

•	All award travel must be complete by January 31, 2007
Frequently Asked Questions
Can passengers still earn FlightFund miles when traveling on BA?
FlightFund members can earn miles on all flights operated by British Airways through December 31, 2005. Flights departing January 1, 2006 or later will no longer be eligible for mileage credit.
Does ticketing date effect mileage accrual?
Regardless of ticketing date, passengers can continue to earn FlightFund miles for all travel on BA through 2005. Travel in 2006 will no longer be eligible for mileage credit.
Can FlightFund members still redeem miles for travel on BA?
Yes. Subject to the following deadlines: Awards must be submitted to America West by February 15, 2006. Passengers must confirm, pay all applicable taxes, and ticket award no later than March 1, 2006. All travel on award tickets must be complete by January 31, 2007.
What options will America West offer instead of BA?
Once our merger with US Airways is complete, FlightFund members will be able to earn and redeem miles for travel to over 200 US Airways destinations worldwide, including Europe, the Caribbean and Central America. By joining forces, America West and US Airways will become the world’s largest low-fare carrier – offering award travel to more destinations than any other low-fare carrier.

What about Star Alliance benefits?
As part of our merger with US Airways, America West will become a member of the Star Alliance, the leading global airline alliance. Participation in a global alliance will bring substantial frequent flyer benefits to our FlightFund members. Our frequent flyers will soon have the ability to earn and redeem miles on 16 of the world’s leading airlines, including Lufthansa, Singapore Airlines and Air Canada. Combined the carriers of the Star Alliance network fly to 795 airports in 139 countries around the world, more than any other alliance. Additional information on Star Alliance benefits will be available in early 2006.
Why end the partnership with British Airways?
British Airways is a member of the oneworld alliance and with our pending Star Alliance membership it became impossible to retain the America West / British Airways partnership.
What about America West’s other airline partnerships?
As of now FlightFund members may continue to earn miles and redeem travel awards on all other America West partner airlines. We are hopeful that our other partnerships will remain in place as we merge with US Airways.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and

other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.